
September 7, 2011

<u>Via E-mail</u>
Mr. Ted T. Timmermans
Controller
Williams Partners, L.P.
One Williams Center
Tulsa, Oklahoma 74172-0172

>   **Re:**   **Williams Partners, L.P.**
>   **Form 10-K for Fiscal Year Ended December 31, 2010**
>   **Filed February 24, 2011**
>   **Form 10-Q for Fiscal Quarter Ended June 30, 2011**
>   **Filed August 4, 2011**
>   **File No. 001-32599**
>   **Williams Companies, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2010**
>   **Filed February 25, 2011**
>   **Form 10-Q for Fiscal Quarter Ended June 30, 2011**
>   **Filed August 4, 2011**
>   **Form 8-K**
>   **Filed June 1, 2011**
>   **File No. 001-04174**
>   **Transcontinental Gas Pipe Line Company, LLC**
>   **Form 10-K for Fiscal Year Ended December 31, 2010**
>   **Filed February 24, 2011**
>   **Form 10-Q for Fiscal Quarter Ended June 30, 2011**
>   **Filed August 4, 2011**
>   **File No. 001-07584**

Dear Mr. Timmermans:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe amendments are appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Williams Partners, L.P.

Form 10-K for Fiscal Year Ended December 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 45

Year-Over-Year Operating Results, page 53

1. We note your analysis of the change in segment revenues for your Gas Pipeline segment. Segment revenues for this segment increased by $14 million from 2009 to 2010; however, the factors you have quantified as contributing to this change result in an aggregate increase in segment revenues of only $9 million. Additionally, we note that your analysis of the increase in segment profit from 2008 to 2009 in your Midstream segment on page 59 quantifies factors contributing to $59 million of the $82 million increase. In future filings, please quantify to the greatest extent possible the significant factors that contribute to the changes in your results. Refer to Item 303(a)(3) of Regulation S-K and our Release No. 33-8350 available on our website at http://www.sec.gov/rules/interp/33-8350.htm.

Financial Statements, page 74

Note 17. Contingent Liabilities and Commitments, page 105

2. We note your disclosure on page 105 under the heading "Summary" that were an unfavorable ruling to occur for certain of your litigation, arbitration, regulatory matters and environmental matters, you believe there exists the possibility of a material adverse impact on your results of operations in the period in which the ruling occurs. Furthermore, you disclose that you believe the ultimate resolution of the foregoing matters, taken as a whole and after consideration of amounts accrued, insurance coverage, recovery from customers or other indemnification arrangements, will not have a material adverse effect on your future liquidity or financial position. It is unclear to us whether these statements are intended to convey that the amount or range of any reasonably possible additional losses are not material to your financial statements. In this regard, we note that your current disclosures do not specifically address any reasonably possible additional losses. Consistent with ASC 450-20-50-2 and 50-4(b), please tell us and disclose an aggregate estimated amount or range of reasonably possible losses or additional losses, or explain to us in reasonable detail why such an estimate cannot be made. If an estimate of reasonably possible additional losses can be made and that amount, both for each individual matter and in the aggregate, is not material to your

consolidated financial position, results of operations or cash flows, we will not object to a statement to that effect.

3. It appears that the estimates associated with your loss contingencies are net of any third-party recoveries. If our understanding is correct, please clearly disclose this. To the extent that there are uncertainties or limitations associated with these recoveries (e.g., recovery is under litigation or third-party is experiencing financial difficulty), please also disclose:

- The nature of these uncertainties or limitations;

- Estimates associated with your loss contingencies independent of any uncertain or limited third-party recoveries; and

- When you accrue for these recoveries.

4. Please tell us how you considered the guidance in ASC 410-30 and SAB Topic 5:Y in recognizing environmental liabilities arising from your operations and in your disclosures regarding such matters. Please be detailed in your response.

Form 10-Q for Fiscal Quarter Ended June 30, 2011

Financial Statements, page 3

Note 1.Organization, Basis of Presentation and Description of Business, page 7

Description of Business, page 8

5. We note your disclosure in the last bullet point at the top of page 9 that your Midstream segment includes an equity interest in Overland Pass Pipeline Company, LLC (OPPL). We also note your disclosure in the last paragraph on page 23 of your March 31, 2011 Form 10-Q that you own a 50 percent interest in OPPL and that effective April 1, 2011 you became the operator of this entity. Please tell us what consideration you gave to whether consolidation of OPPL was appropriate. Refer to ASC 810.

Williams Companies, Inc.

Form 10-K for Fiscal Year Ended December 31, 2010

General

6. Comments on the Williams Partners 1934 Act periodic reports should be applied to the Williams Companies periodic reports, to the extent applicable.

Financial Statements, page 84

Note 18. Segment Disclosures, page 139

7. We note that during fiscal 2010, you revised your segment presentation to collapse your former Midstream and Gas Pipeline reportable segments into a new Williams Partners segment. However, we note that in the stand-alone financial statements of Williams Partners, L.P. you continue to have separate reportable Gas Pipeline and Midstream segments for these same operations. Please explain to us why these two segments are no longer separately reportable segments for Williams Companies. In doing so, please tell us:

    *   Whether Gas Pipeline and Midstream represent two operating segments that you have aggregated into one reportable segment and, if so, how they meet all the criteria for aggregation.

    *   What specific types of reports and information your CODM reviews on a regular basis, the level of disaggregation and the items included.

    *   We note that your Chief Executive Officer and Chief Financial Officer are the same individuals who serve as the Chief Executive Officer and Chief Financial Officer of Williams Partners, L.P. You disclose that Williams Partners has no separate employees and is managed by you. Your response should specifically address who serves as the CODM for each of these entities to clarify the apparent inconsistency that Gas Pipeline and Midstream have discrete financial information reviewed by the CODM of Williams Partners but do not have discrete financial information reviewed by the CODM of Williams Companies.

8. In addition, we note that beginning in the first quarter of 2011 you revised your segment presentation to report your Canadian midstream and domestic olefins operations which were previously included in your Other segment as a separate segment. Based on the revised disclosures, it appears that these operations exceeded the thresholds for separate segment reporting set forth in ASC 280-10-50-12 for the 2010 and 2008 fiscal years before and after the revisions relating to the discontinued Arkoma basin operations. Please provide us with the following information:

    *   Whether you previously aggregated these operations with other operations to report them within the Other segment. If so, please tell us how these operations met all the criteria for aggregation with the other operations within the Other segment at December 31, 2010.

    *   What specific types of reports and information your CODM reviewed for these operations on a regular basis in the prior years, the level of disaggregation and the items included.

Form 8-K, Filed June 1, 2011

9. We note that Exhibit 23.1 to your Form 10-K, filed on February 25, 2010, provided a consent of your independent registered accounting firm to the incorporation by reference of their report dated February 24, 2011 into various registration statements previously filed by you. We note that in this Form 8-K you filed recast audited financial statements and included a dual dated report of your independent accountants on these recast financial statements. However, we note that you have not filed an updated consent of your independent accountants to the incorporation by reference of this new dual dated report into your previously filed registration statements. Please revise or explain.

Form 10-Q for Fiscal Quarter Ended June 30, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

Recent Events, page 31

10. We note your disclosure in the fifth paragraph on page 31 that during the second quarter of 2011 you became a member of Oil Insurance Limited (OIL), an energy industry mutual insurance company which shares losses among its members. Please tell us and disclose in future filings your exposure to contingent liabilities arising from your membership in OIL, if any, including the amount or range of such potential liabilities. If such an estimate cannot be made, please disclose this along with the reasons why an estimate cannot be made. If you have withdrawal liability in the event you decide to terminate your membership in OIL, please disclose in future filings the amount of such withdrawal liability at each balance sheet date. Please refer to ASC 450-10.

Transcontinental Gas Pipe Line Company, LLC

Form 10-K for Fiscal Year Ended December 31, 2010

General

11. Comments on the Williams Partners 1934 Act periodic reports should be applied to the Transcontinental Gas Pipe Line Company, LLC periodic reports, to the extent applicable.

Form 10-Q for Fiscal Quarter Ended June 30, 2011

Item 4. Controls and Procedures, page 20

12. We note your disclosure that an evaluation of the effectiveness of the design and operation of your Disclosure Controls was performed as of the period covered by this

report. Please confirm to us, if true, that such evaluation was performed as of the end of the period covered by this report and revise your disclosure in future filings to make this clear.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or me at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters, or any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief

cc: Richard Russo, Esq.
        Gibson, Dunn & Crutcher, LLP